1933 ACT FILE NO. 333-68719
                                                     1940 ACT FILE NO. 811-09141

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-2

                             REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933                      /X/

                           PRE-EFFECTIVE AMENDMENT NO.                       / /

                        POST-EFFECTIVE AMENDMENT NO. 1                       /X/
                                     AND/OR
                        REGISTRATION STATEMENT UNDER THE
                        INVESTMENT COMPANY ACT OF 1940                       /X/

                                AMENDMENT NO. 3                              /X/
                        (CHECK APPROPRIATE BOX OR BOXES)

                       EATON VANCE MUNICIPAL INCOME TRUST
                       ----------------------------------
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                 24 FEDERAL STREET, BOSTON, MASSACHUSETTS 02110
                 ----------------------------------------------
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                 (617) 482-8260
                                 --------------
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                                 ALAN R. DYNNER
                 24 FEDERAL STREET, BOSTON, MASSACHUSETTS 02110
                 ----------------------------------------------
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                  -------------
                                    COPY TO:

       MARK P. GOSHKO, ESQ.                       THOMAS A. HALE, ESQ.
       KIRKPATRICK & LOCKHART LLP                 SKADDEN, ARPS, SLATE, MEAGHER
       ONE INTERNATIONAL PLACE                        & FLOM LLP (ILLINOIS)
       BOSTON, MASSACHUSETTS 02110                333 WACKER DRIVE
                                                  CHICAGO, ILLINOIS 60606


        Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.


/X/     This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement for the same offering is 333-68719.

        If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. / /



         CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

-----------------------------------------------------------------------------------------------------------------
                                                                             PROPOSED MAXIMUM
                                                               PROPOSED
                                               AMOUNT           MAXIMUM          AGGREGATE         AMOUNT OF
            TITLE OF SECURITIES                 BEING       OFFERING PRICE       OFFERING        REGISTRATION
              BEING REGISTERED              REGISTERED(2)     PER UNIT(1)       PRICE(1)(2)        FEE(1)(2)
-----------------------------------------------------------------------------------------------------------------
Common Shares of Beneficial Interest         16,100,000         $15.00         $241,500,000         $67,137
-----------------------------------------------------------------------------------------------------------------
*$63,801 has been previously paid.
(1) Estimated solely for the purpose of calculating the registration fee.
(2) Includes 2,100,000 shares which may be offered by the Underwriters  pursuant to an option to cover over-allotments.

                       EATON VANCE MUNICIPAL INCOME TRUST

                              CROSS REFERENCE SHEET
                           ITEMS REQUIRED BY FORM N-2

PART A
ITEM NO.                   ITEM CAPTION                                            PROSPECTUS CAPTION
--------                   ------------                                            ------------------
  1.....................   Outside Front Cover                              Front Cover Page
  2.....................   Inside Front and Outside Back Cover Page         Front  and Back Cover Page
  3.....................   Fee Table and Synopsis                           Prospectus Summary; Trust Expenses
  4.....................   Financial Highlights                             Not Applicable
  5.....................   Plan of Distribution                             Front Cover Page; Prospectus Summary;
                                                                               Underwriting;  Dividend Reinvestment
                                                                               Plan
  6.....................   Selling Shareholders                             Not Applicable
  7.....................   Use of Proceeds                                  Use of Proceeds; Investment Objective,
                                                                               Policies and Risks
  8.....................   General Description of the Registrant            Management of the Trust; Investment
                                                                               Objective, Policies and Risks; Description
                                                                               of Capital Structure
  9.....................   Management                                       Management of the Trust; Shareholder Servicing
                                                                               Agent, Custodian and Transfer Agent
10......................   Capital Stock, Long-Term Debt,                   Distributions and Taxes; Dividend
                           and Other Securities                                Reinvestment Plan; Description of Capital
                                                                                Structure
11......................   Defaults and Arrears on Senior                   Not Applicable
                           Securities
12......................   Legal Proceedings                                Not Applicable
13......................   Table of Contents of the                         Table of Contents of the
                           Statement of Additional                             Statement of Additional
                           Information                                         Information

PART B                                                                                  STATEMENT OF
ITEM NO.                   ITEM CAPTION                                     ADDITIONAL INFORMATION CAPTION

14......................   Cover Page                                       Cover Page
15......................   Table of Contents                                Table of Contents
16......................   General Information and History                  Not Applicable
17......................   Investment Objective and                         Additional Investment Information and
                              Policies                                         Restrictions
18......................   Management                                       Trustees and Officers;
                                                                               Investment Advisory and
                                                                               Other Services
19......................   Control Persons and Principal                    Other Information
                              Holders of Securities
20......................   Investment Advisory and Other                    Investment Advisory and Other
                              Services                                          Services
21......................   Brokerage Allocation and Other                   Portfolio Trading
                              Practices
22......................   Tax Status                                       Taxes
23......................   Financial Statements                             Financial Statements

NOTE: This Registration Statement is being filed by the Eaton Vance Municipal Income Trust (the "Registrant") pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended. The Registrant hereby incorporates by reference into this Registration Statement the contents of the Registrant's Registration Statement on Form N-2 and all amendments thereto (File No. 333-68719) declared effective on January 26, 1999 by the Securities and Exchange commission (the "Commission") including each of the documents filed by the Registrant with the Commission therein.

                       EATON VANCE MUNICIPAL INCOME TRUST

                                     PART C

                                OTHER INFORMATION


                                     NOTICE

A copy of the Agreement and Declaration of Trust of Eaton Vance Municipal Income Trust is on file with the Secretary of State of the Commonwealth of
Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Registrant.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and Commonwealth of Massachusetts, on the 27th day of January, 1999.


                                           EATON VANCE MUNICIPAL INCOME TRUST

                                           By:  Thomas J. Fetter*
                                                ------------------------------
                                                Thomas J. Fetter, President

      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

      SIGNATURE                   TITLE                               DATE

                            President (Chief Executive
Thomas J. Fetter*           Officer)                            January 27, 1999
--------------------------
Thomas J. Fetter
                            Treasurer (Principal
James L. O'Connor*          Financial and Accounting            January 27, 1999
--------------------------  Officer)
James L. O'Connor

Jessica M. Bibliowicz*      Trustee                             January 27, 1999
--------------------------
Jessica M. Bibliowicz

Donald R. Dwight*           Trustee                             January 27, 1999
--------------------------
Donald R. Dwight

James B. Hawkes*            Trustee                             January 27, 1999
--------------------------
James B. Hawkes

Samuel L. Hayes, III*       Trustee                             January 27, 1999
---------------------------
Samuel L. Hayes, III

Norton H. Reamer*           Trustee                             January 27, 1999
--------------------------
Norton H. Reamer

Lynn A. Stout*              Trustee                             January 27, 1999
--------------------------
Lynn A. Stout

Jack L. Treynor*            Trustee                             January 27, 1999
--------------------------
Jack L. Treynor

*By:/s/Alan S. Dynner
    ---------------------------------------
       Alan R. Dynner (As attorney-in-fact)

                                  EXHIBIT INDEX

EXHIBITS       DESCRIPTION
--------       -----------

 (l)(1) Opinion and consent of Kirkpatrick & Lockhart LLP as to the Registrant's Common Shares filed herewith.